Filed by Micro Linear Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Micro Linear Corporation
Commission File No.: 000-24758

Additional Disclosures About the Proposed Merger with Sirenza Microdevices, Inc.

October 4, 2006

Dear Micro Linear Stockholders:

On or about September 18, 2006, we mailed to you a proxy statement/prospectus relating to a special meeting of stockholders of Micro Linear Corporation scheduled for October 20, 2006 to consider a proposal to approve and adopt the Agreement and Plan of Merger, dated as of August 14, 2006, by and among Micro Linear, Sirenza Microdevices, Inc. and Metric Acquisition Corporation, a wholly owned subsidiary of Sirenza, and approve the merger contemplated by the merger agreement.

Micro Linear and Sirenza have settled in principle a putative class action lawsuit brought in the Court of Chancery of Delaware against Micro Linear, its board of directors, Sirenza and Metric Acquisition Corporation, in which plaintiffs sought, among other things, to prevent Micro Linear and Sirenza from consummating the proposed merger. In connection with that settlement, we are providing you the additional disclosures set forth in this document. The proxy statement/prospectus dated September 14, 2006 contains detailed information about the proposed transaction with Sirenza, including additional information regarding the factors considered by Micro Linear’s board of directors, and we urge you to read that document carefully and in its entirety.

Micro Linear’s board of directors continues to recommend that stockholders vote FOR approval and adoption of the merger agreement with Sirenza and approval of the merger contemplated by the merger agreement.

As we have previously announced, the special meeting will be held on Friday, October 20, 2006, at 10:00 a.m., Pacific time, at Micro Linear’s headquarters, 2050 Concourse Drive, San Jose, California 95131.

Only stockholders who held shares of Micro Linear common stock on September 11, 2006, the record date for the meeting, are entitled to vote at the meeting. If you are entitled to vote at the special meeting, please see the instructions and additional information provided beginning on page 60 of the proxy statement/prospectus.

If you have questions about the merger agreement, or if you need additional copies of the proxy statement/prospectus or proxy cards, you should contact MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, telephone (800) 322-2885 or e-mail proxy@mackenziepartners.com.

Whether or not you plan to attend the special meeting, please vote as soon as possible so that your shares are represented at the meeting. If you do not vote, it will have the same effect as voting against the merger.

Sincerely,

Timothy A. Richardson

President and Chief Executive Officer

RECENT DEVELOPMENTS

As disclosed in Micro Linear’s proxy statement/prospectus dated September 14, 2006, Micro Linear, its board of directors, Sirenza and Metric Acquisition Corporation are defendants in a putative class action lawsuit in the Court of Chancery of Delaware challenging the acquisition of Micro Linear by Sirenza. The amended complaint, captioned Pinis v. Richardson, et al., No. 2381-N, alleges, among other things, that the Micro Linear board of directors breached its fiduciary duties to the stockholders of Micro Linear by approving the merger, that the consideration proposed to be paid to the stockholders of Micro Linear in the merger is unfair and inadequate and that the proxy statement/prospectus is deficient in a number of respects. The amended complaint sought, among other things, an injunction prohibiting Sirenza and Micro Linear from consummating the merger, rescission of the merger and the merger agreement, damages incurred by the class, and attorneys’ fees and expenses.

Micro Linear and Sirenza have reached an agreement in principle with the plaintiffs providing for the settlement of the putative stockholder class action. In connection with the settlement, Micro Linear and Sirenza agreed to make the disclosures set forth below. The settlement is subject to Delaware Court of Chancery approval and provides for a broad release of claims by the stockholder class. Prior to the time at which the settlement will be submitted to the Delaware Court of Chancery for final approval, the parties will provide additional information to class members in a notice of settlement, including further information about the release of claims.

The proxy statement/prospectus dated September 14, 2006 contains detailed information about Micro Linear, Sirenza, the proposed transaction and related risks. The disclosures set forth below should be read in conjunction with such information. We urge you to read the proxy statement/prospectus carefully and in its entirety.

The supplemental information provided below includes certain summarized financial information from independent financial analysts regarding Sirenza. As a matter of company policy, Sirenza does not endorse financial projections published by independent analysts. Accordingly, Sirenza does not endorse the projections contained in the supplemental information provided below and does not make any prediction as to whether such financial performances will be achieved.

ADDITIONAL INFORMATION ABOUT THE OPINION OF MICRO LINEAR’S FINANCIAL ADVISOR, NEEDHAM & COMPANY, LLC

The proxy statement/prospectus contains information regarding the opinion rendered by Needham & Company, LLC, financial advisor to Micro Linear, that was presented to the board of directors of Micro Linear in August 2006 and the analyses performed by Needham & Company in connection with that opinion. The opinion itself is also included as Annex C to the proxy statement/prospectus.

Needham & Company has not been engaged by Sirenza to provide investment banking services for Sirenza for the past five years.

The following information supplements the discussion in the section entitled “Opinion of Micro Linear’s Financial Advisor, Needham & Company, LLC” beginning on page 73 of the proxy statement/prospectus regarding the analyses conducted by Needham & Company in arriving at its opinion.

Assumptions, Projections and Analyses of Needham & Company in Rendering Its Opinion

The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Selected portions of the analyses or of the summaries set forth under the caption “Opinion of Micro Linear’s Financial Advisor, Needham & Company, LLC,” without considering the analyses as a whole, could create an incomplete view of the processes underlying Needham & Company’s opinion. In arriving at its fairness determination, Needham & Company considered the results of all such analyses. Needham & Company made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all such analyses. It prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Micro Linear board of directors on August 14, 2006. No company or transaction used in the analyses set forth in the proxy statement/prospectus as a comparison is directly comparable to Micro Linear or the proposed merger with Sirenza. In addition, Needham & Company’s opinion and its related analyses were only one of many factors considered by Micro Linear’s board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of Micro Linear’s board of directors or management with respect to the exchange ratio or the merger. See the section titled “Micro Linear’s Reasons for the Merger” beginning on page 70 of the proxy statement/prospectus.

Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. The 2006 and 2007 earnings projections for Sirenza used and relied on by Needham & Company in its analyses were based on the average of estimates of five publicly available research analyst projections with respect to Sirenza as of the date of its fairness opinion, including CIBC World Markets, Jefferies, Morgan Keegan, Piper Jaffray and WR Hambrecht + Co. The averages are summarized in the following table:

	Projected CY 2006	Projected CY2007
	(in millions)
Revenues	$145.1	$183.8
Gross profit	62.3	81.2
EBIT	23.6	36.8
Net income	22.0	32.5

Needham & Company assumed, based in part on discussions with management of Sirenza, that these research analysts projections represent reasonable estimates as to the future financial performance of Sirenza, and Needham & Company assumed for purposes of its analyses that these performances would be achieved. Needham & Company expressed no opinion as to these financial projections or the assumptions on which they were based.

In performing its analyses, Needham & Company also made numerous assumptions with respect to industry performance, business, economic and market conditions and various other matters, many of which cannot be predicted and are beyond the control of Sirenza, Micro Linear and Needham & Company. The analyses performed by Needham & Company are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Estimates of the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

Stock Price Premium Analysis

On page 75 of the proxy statement/prospectus, under the caption “Stock Price Premium Analysis,” we disclosed that Needham & Company analyzed information from a publicly available database for 16 selected mergers and acquisitions of technology companies that represent transactions since January 1, 2004 with equity values between $25 million and $100 million. Those selected 16 transactions were as follows:

Announcement Date	Target Company	Acquiring Company
2/8/2006	Segue Software, Inc.	Borland Software Corporation
12/12/2005	GoRemote Internet Communications, Inc.	iPass Inc
12/2/2005	Visual Networks, Inc.	Danaher Corporation
10/6/2005	Centra Software, Inc.	Saba Software, Inc.
9/27/2005	Apropos Technology, Inc.	Enghouse Systems Limited
8/18/2005	Parlex Corporation	Johnson Electric Holdings Limited
7/29/2005	Extended Systems, Incorporated	Sybase, Inc.
1/25/2005	AlphaSmart, Inc.	Renaissance Learning, Inc.
11/17/2004	SMTEK International, Inc.	CTS Corporation
9/21/2004	Braun Consulting, Inc.	Fair Isaac Corporation
8/10/2004	Primus Knowledge Solutions, Inc.	Art Technology Group, Inc.
7/28/2004	interWAVE Communications International Ltd.	Alvarion Ltd.
7/2/2004	Genus, Inc.	Aixtron Aktiengesellschaft
4/22/2004	Sorrento Networks Corporation	Zhone Technologies, Inc.
3/22/2004	SSP Solutions, Inc.	SAFLINK Corporation
1/12/2004	Optika, Inc.	Stellent, Inc.

Under this section of the proxy statement/prospectus, we also disclosed information comparing the stock price premiums in the selected transactions listed above and the stock price premiums implied by the merger. Owing to errors discovered in the underlying source materials, Needham & Company re-calculated premiums for Micro Linear based on the Sirenza closing stock price of $8.72 on August 11, 2006, the Micro Linear closing stock price of $2.65 on August 11, 2006, and an exchange ratio of 0.365. The table below supersedes and replaces the table set forth at the bottom of page 75 of the proxy statement/prospectus.

	Selected Transactions				Sirenza/ Micro Linear Merger
	High	Low	Mean	Median
One day stock price premium	83%	1%	22%	24%	20%
One week stock price premium	83%	-3%	22%	22%	17%
30 days stock price premium	71%	-15%	23%	18%	20%

Selected Transaction Analysis

Under the section of the proxy statement/prospectus titled “Selected Transaction Analysis,” we also disclosed information from Needham & Company comparing the stock price premiums in six selected transactions since January 1, 2000 with values between $25 million and $750 million involving public fabless semiconductor companies and the stock price premiums implied by the merger. Owing to errors discovered in the underlying source materials, Needham & Company re-calculated premiums for Micro Linear based on the Sirenza closing stock price of $8.72 on August 11, 2006, the Micro Linear closing stock price of $2.65 on August 11, 2006, and an exchange ratio of 0.365. The table below supersedes and replaces the table set forth at the bottom of page 76 of the proxy statement/prospectus.

	Selected Transactions				Sirenza/ Micro Linear Merger
	High	Low	Mean	Median
One day stock price premium	51%	-8%	26%	39%	20%
One week stock price premium	57%	-3%	32%	49%	17%
30 days stock price premium	89%	76%	82%	79%	20%

Selected Company Analysis—Micro Linear

On page 77 of the proxy statement/prospectus, in the paragraph introducing the comparison of multiples for the selected companies, we stated that “Needham & Company calculated multiples for the selected companies and Micro Linear based on the closing stock prices of those companies on August 11, 2006.” This sentence should be replaced with the following sentence:

Needham & Company calculated multiples for the selected companies, based on the closing stock prices of those companies on August 11, 2006, and for Micro Linear, based on the price per share implied by Sirenza’s closing stock price on August 11, 2006 of $8.72 and the exchange ratio of 0.365.

Financial Advisory Fees to Needham & Company

Under the terms of Micro Linear’s engagement agreement with Needham & Company dated December 14, 2005, Needham & Company received an initial payment and an additional payment in August 2006 for the rendering of a fairness opinion; these payments totaled $320,000. If the merger is approved and the transaction consummated, Needham will be entitled to payment of a success fee that depends on the value of the transaction when it is consummated, less credit for the previous payments by Micro Linear. Based on the closing stock price of Sirenza on October 3, 2006 and an exchange ratio of 0.365, the success fee would be $750,000, and so we estimate that an additional payment of approximately $430,000 would be paid to Needham & Company, contingent on the closing of the proposed merger.

Whether or not the merger is consummated, Micro Linear has agreed to reimburse Needham & Company for its reasonable out-of-pocket expenses and to indemnify it against specified liabilities relating to or arising out of services performed by Needham & Company as a financial advisor to Micro Linear.

Opinion of Needham & Company

The additional information disclosed above relates only to the opinion rendered by Needham & Company on August 14, 2006, and should be read in conjunction with the section of the proxy statement entitled “Opinion of Micro Linear’s Financial Advisor, Needham & Company LLC.” These materials do not reflect any change in Needham & Company’s opinion. Needham & Company has not been requested to update, and has not updated, its opinion or analysis.

ADDITIONAL INFORMATION ABOUT THE INTERESTS OF EXECUTIVE OFFICERS OF MICRO LINEAR IN THE MERGER

As described in the proxy statement/prospectus beginning on page 82, some of the executive officers of Micro Linear are parties to employment agreements and participants in equity compensation plans. Additional information about potential payments to these executive officers upon termination of their employment, pursuant to the terms of their existing employment agreements, is set forth below.

Potential Payments to Executive Officers

As described in the proxy statement/prospectus, some executive officers of Micro Linear have employment agreements with the company that entitle them to severance benefits if their employment by Micro Linear is terminated without cause or if they terminate their own employment for good reason.

If the merger is completed and Sirenza were to terminate Messrs. Richardson, Schradle, Moore, Manno and Dix without cause, we estimate that these executive officers would be entitled collectively to severance payments and continued health benefits totaling approximately $765,500. The amounts that could be paid to each of these executive officers pursuant to their respective employment agreements is detailed in the following paragraphs.

Timothy A. Richardson, Micro Linear’s President and Chief Executive Officer. If Mr. Richardson is terminated without cause or he terminates his employment for good reason, he will be entitled to receive severance benefits consisting of one year of his Micro Linear base salary, which we estimate would total $300,000, plus continuation of medical benefits for one year at a cost to Micro Linear of approximately $20,000.

In Mr. Richardson’s agreement, cause is defined as

•	the habitual failure to report to work during normal work hours, other than customarily excused absences for personal illnesses or other reasonable and infrequent causes, or intoxication on the job;

•	an act of dishonesty that has a demonstrable, detrimental effect upon Micro Linear, in the good faith determination of the board of directors;

•	material breach of the executive officer’s employment agreement;

•	conviction of a theft or a felony; or

•	any other wrongful or malicious act that is seriously detrimental to Micro Linear, in the good faith determination of the board of directors.

Good reason is defined as

•	without the executive officer’s express written consent, the significant reduction of his duties, authority or responsibilities, relative to his duties, authority or responsibilities as in effect immediately prior to such reduction, or the assignment to him of such reduced duties, authority or responsibilities;

•	a reduction by Micro Linear in the executive officer’s base salary or a material reduction in the kind or level of employee benefits to which he was entitled immediately prior to such reduction with the result that his overall benefits package is significantly reduced;

•	the relocation of the executive officer to a facility or a location more than 50 miles from his then present location, without his express written consent;

•	any purported termination of the executive officer by Micro Linear which is not made for disability or for cause, or any purported termination for which the grounds relied upon are not valid; or

•	the failure of Micro Linear to obtain the assumption of the executive officer’s employment agreement by any successor.

It has been announced that Mr. Richardson will assume the position of Chief Strategy Officer of Sirenza after the merger. Mr. Richardson’s compensation and benefits package has yet to be negotiated.

Michael W. Schradle, Micro Linear’s Vice President, Operations and Finance and Chief Financial Officer. If Mr. Schradle’s employment is terminated without cause, he will be entitled to receive severance benefits consisting of six months of his base salary, which we estimate would total $105,500, plus continuation of medical benefits for six months at a cost to Micro Linear of approximately $10,000.

Brent Dix, Micro Linear’s Vice President, Engineering. If Mr. Dix’s employment is terminated without cause, he will be entitled to receive severance benefits consisting of six months of his base salary, which we estimate would total $107,000, plus continuation of medical benefits for six months at a cost to Micro Linear of approximately $11,000.

Steven Moore, Micro Linear’s Vice President, Worldwide Sales and Applications. If Mr. Moore’s employment is terminated without cause, he will be entitled to receive severance benefits consisting of six months of his base salary, which we estimate would total $87,500, plus continuation of medical benefits for six months at a cost to Micro Linear of approximately $10,000.

Peter Manno, Micro Linear’s Vice President, Business Development. If Mr. Manno’s employment is terminated without cause, he will be entitled to receive severance benefits consisting of six months of his base salary, which we estimate would total $107,500, plus continuation of medical benefits for six months at a cost to Micro Linear of approximately $7,000.

ADDITIONAL INFORMATION FOR INVESTORS

Additional Information and Where to Find It

Sirenza has filed a Form S-4 and an amendment to the Form S-4, Micro Linear has filed a proxy statement and both companies will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE FORM S-4, INCLUDING THE AMENDMENT, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain the documents at the Web site maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Micro Linear by contacting Micro Linear Corporation, 2050 Concourse Drive, San Jose, California 95131, Attention: Investor Relations. You may obtain documents filed with the SEC by Sirenza by contacting Sirenza Microdevices, Inc., 303 S. Technology Court, Broomfield, Colorado 80021, Attention: Investor Relations.

Interests of Certain Persons in the Merger

Micro Linear, its directors, and certain of its executive officers, as well as Sirenza, its directors, and certain of its executive officers, may be considered participants in the solicitation of proxies in connection with the proposed transactions. Investors may obtain information about the directors and executive officers of Micro Linear, their ownership of Micro Linear stock, their interests in the proposed transactions and additional information by reading the Form S-4, including the amendment, and proxy statement for the merger.

Investors should read the Form S-4, the amendment to the Form S-4 and the proxy statement/prospectus carefully before making any voting or investment decisions.

Cautionary Information Regarding Forward-Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this additional disclosure document, including statements as to estimated payments to Micro Linear’s financial advisor for its services, estimated severance payments to executives, financial projections for Sirenza derived from independent third parties, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by Micro Linear stockholders of the merger, the satisfaction of other closing conditions contained in the merger agreement and other risk factors relating to Micro Linear’s and Sirenza’s respective businesses and industry as detailed in the proxy statement/prospectus, which risk factors are incorporated herein by reference, as well as the risk factors detailed from time to time in Micro Linear’s and Sirenza’s reports filed with the SEC, including their respective most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. Unless legally required, neither Micro Linear nor Sirenza undertakes any obligation to update publicly any forward-looking statements herein, whether as a result of new information, future events or otherwise.